December 23, 2021

Daniel Greenspan

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Greenspan:

On October 22, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Rareview Inflation/Deflation ETF (the “Fund”) filed post-effective amendment No. 120 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On December 1, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus

Investment Objective

1.      Comment. With regard to the Fund’s investment objective, please specify what is series of time corresponds to a business cycle?

Response. The Registrant has added a definition of a business cycle to the Fund’s principal investment strategy (added text is underlined):

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective through investments in inflation-protected U.S. Treasury securities (“TIPS”) or other U.S. Treasury securities. The Fund seeks to achieve its investment objective over a business cycle which it defines as approximately 60 months. The Fund will also either invest in a combination of cash, cash equivalents, and exchange traded and over-the-counter fixed income derivatives based on the Adviser’s outlook on current interest rates.

Fees and Expenses of the Fund

2.      Comment. Please confirm whether the Fund’s expense limitation agreement can be terminated by the Board or the Adviser. If the Adviser has the ability to unilaterally terminate the expense limitation agreement, please revise the fee table by removing any fee waiver from the Fund’s fee table.

December 23, 2021 Page 2

Response. The Registrant notes that the Adviser cannot unilaterally terminate the Fund’s expense limitation agreement. The Registrant has revised footnote 3 to the Fund’s fee table (deleted text is struck):

Rareview Capital LLC (“Rareview,” or, the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or reimburse Fund expenses (excluding front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, leverage/borrowing interest, interest expense, dividends on securities sold short, brokerage or other transactional expenses and extraordinary expenses) in order to limit the Total Annual Fund Operating Expenses to 0.87% of average daily net assets of each share class of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 31, 2023 and may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) ~~or the Adviser~~. The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that after payment of the recoupment, the Total Annual Fund Operating Expenses do not exceed the lesser of the Expense Limitation Agreement: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.

Example

3.      Comment. With regard to the disclosure “This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.” – please revise the disclosure to state whether the Example is intended for comparison to other exchange traded funds or similar funds.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds and exchange traded funds.

Principal Investment Strategies

4.      Comment. Please revise the Fund’s principal investment strategy to clarify whether the Fund will invest directly in Treasury Inflation-Protected Securities (“TIPS”) or exchange traded funds that invest in TIPS or both.

Response. The Registrant has revised the existing disclosure (added text is underlined):

December 23, 2021 Page 3

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective through investments in inflation-protected U.S. Treasury securities (“TIPS”), exchange traded funds that primarily invest in TIPS or other U.S. Treasury securities.

5.      Comment. Please revise the Fund’s principal investment strategy to state how much of the Fund’s assets are expected to be invested in TIPS.

Response. The Registrant declines to revise the existing disclosure to state how much of the Fund’s assets are expected to be invested in TIPS because the amount invested in TIPS or exchange traded funds that primarily invest in TIPS depends on the adviser’s perception of inflationary or deflationary market cycles, which can rapidly change and thus would potentially mislead investors.

6.      Comment. The Staff believes that the Fund’s investment disclosure is vague and does not sufficiently inform an investor on how the Adviser decides to buy, sell, or hold TIPS or construct the Fund’s portfolio. Please provide additional disclosure regarding how the Adviser will determine when to buy, sell, or hold TIPS.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective through investments in inflation-protected U.S. Treasury securities (“TIPS”), exchange traded funds that primarily invest in TIPS or other U.S. Treasury securities. The Adviser invests the Fund’s assets in TIPS or ETFs that primarily invest in TIPS when the Adviser believes the market is in an inflationary environment. The Adviser invests in U.S. Treasury securities when the Adviser believes the market is in a deflationary environment. The Fund will also either invest in a combination of cash, cash equivalents, and exchange traded and over-the-counter fixed income derivatives based on the Adviser’s outlook on current interest rates.

7.      Comment. Please revise the following disclosure for clarity – “The Fund may invest in any of the following exchange traded and over-the-counter derivative fixed income derivatives:”

Response. The Registrant has revised the existing disclosure (deleted text is struck):

The Fund may invest in any of the following exchange traded and over-the-counter ~~derivative~~ fixed income derivatives:

8.      Comment. With regard to the following disclosure - “However, the Adviser may rebalance the Fund’s derivative portfolio on a more frequent basis for a number of reasons such as when market volatility renders the protection provided by the derivative strategy ineffective or a derivative position has appreciated to the point that the Adviser believes that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders.” – please elaborate on the protection by the Fund’s derivative strategy.

December 23, 2021 Page 4

Response. The Registrant has revised the existing disclosure (deleted text is struck):

However, the Adviser may rebalance the Fund’s derivative portfolio on a more frequent basis for a number of reasons such as ~~when~~ market volatility ~~renders the protection provided by the derivative strategy ineffective~~ or a derivative position has appreciated to the point that the Adviser believes that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders.

Principal Investment Risks

9.      Comment. With regard to the Fund’s TIPS Risk disclosure, please revise the disclosure to address the following situations: the value of the Fund’s investments in TIPS may fluctuate due to interest rate movements, the potential decline in the value of TIPS as a result of deflation, and the impact of high inflation on the Fund’s investments in TIPS and its net asset value.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

TIPS Risk. TIPS are debt instruments issued by the by the United States Department of the Treasury. The principal of TIPS increases with inflation and decreases with deflation, as measured by the Consumer Price Index. When TIPS mature, investors are paid the adjusted principal or original principal, whichever is greater. Interest payments on TIPS are unpredictable because they fluctuate as the principal of TIPS are adjusted for inflation. TIPS decline in value when real interest rates rise. However, in certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, TIPS may experience greater losses than other fixed income securities with similar duration. Inflation-indexed bonds generally pay a lower nominal interest rate than a comparable non-inflation-indexed bond. There can be no assurance that the CPI will accurately measure the real rate of inflation in the prices of goods and services. Any increases in the principal amount of TIPS will be considered taxable ordinary income, even though the Fund or applicable underlying ETF will not receive the principal until maturity. As a result, the Fund may make income distributions to shareholders that exceed the cash it receives. In addition, TIPS are subject to credit risk, interest rate risk, and maturity risk.

10.    Comment. Regarding the Fund’s TIPS Risk disclosure, please explain how TIPS are subject to credit risk, interest rate risk, and maturity risk.

December 23, 2021 Page 5

Response. The Registrant has revised the existing disclosure (deleted text is struck):

TIPS Risk. TIPS are debt instruments issued by the by the United States Department of the Treasury. The principal of TIPS increases with inflation and decreases with deflation, as measured by the Consumer Price Index. When TIPS mature, investors are paid the adjusted principal or original principal, whichever is greater. Interest payments on TIPS are unpredictable because they fluctuate as the principal of TIPS are adjusted for inflation. TIPS decline in value when real interest rates rise. However, in certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, TIPS may experience greater losses than other fixed income securities with similar duration. Inflation-indexed bonds generally pay a lower nominal interest rate than a comparable non-inflation-indexed bond. There can be no assurance that the CPI will accurately measure the real rate of inflation in the prices of goods and services. Any increases in the principal amount of TIPS will be considered taxable ordinary income, even though the Fund or applicable underlying ETF will not receive the principal until maturity. As a result, the Fund may make income distributions to shareholders that exceed the cash it receives. ~~In addition, TIPS are subject to credit risk, interest rate risk, and maturity risk.~~

11.    Comment. Please consider revising the Fund’s Fixed Income Securities Risk disclosure to address whether fixed income securities are subject to active management risk.

Response. The Registrant does not believe that fixed income securities are subject to active management risk and has revised the Fixed Income Securities Risk disclosure (deleted text is struck):

Fixed Income Risk. Through its investments in other funds, the Fund may be subject to the risks of investing in fixed income securities. The prices of fixed income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. ~~Fixed income securities are subject to the following risks:~~

Management

12.    Comment. Please clarify whether the Fund’s expense limitation agreement can be terminated by the Adviser or the Board.

Response. The Registrant notes that the Fund’s expense limitation agreement can only be terminated by the Board.

Statement of Additional Information

Management – Investment Adviser

13.    Comment. Please clarify whether the Fund’s expense limitation agreement can be terminated by the Adviser or the Board.

Response. The Registrant notes that the Fund’s expense limitation agreement can only be terminated by the Board.

December 23, 2021 Page 6

Acceptance of Purchase Order

14.    Comment. With regard to the Fund’s ability to accept or revoke acceptance of a purchase order, please supplementally explain the legal basis for the Fund’s ability to reject or revoke acceptance of a purchase order when (1) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund, (2) acceptance of the deposit securities would have certain adverse tax consequences to the Fund, or (3) the acceptance of the portfolio deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners comply with Rule 6c-11 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The Registrant acknowledges the requirements of Rule 6c-11 of the 1940 Act and the Staff’s position described in the 2018 Rule 6c-11 Proposing Release specifically that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time. The Registrant notes that commentors on the Rule 6c-11 Proposing Release sought but were not granted additional clarification regarding when the acceptance of creation units may be suspended and that Rule 6c-11 does not state when an ETF may reject a purchase order. The Registrant does not believe that any of the referenced situations described in the section titled “Acceptance of Purchase Order” are contrary to Rule 6c-11 or impair the Fund’s arbitrage mechanism. Furthermore, our disclosure is consistent with disclosure utilized by other market participants.

The Registrant included the above referenced items in the “Acceptance of Purchase Order” section to comply with the contractual provisions of the Registrant’s Authorized Participant Agreements. The Registrant retains the right to reject a purchase order if an authorized participant would own more than 80% of the Fund’s securities in order to prevent the Fund from having a basis in the portfolio securities deposited with the Fund that is different from the market value of such portfolio securities on the date of such deposit, pursuant to sections 351 and 362 of the Internal Revenue Code of 1986, as amended (the “Code”). The Registrant notes the other two provisions are necessary to safeguard the Fund’s ability to qualify as a regulated investment company under Sub-Chapter M of the Code and prevent any adverse consequences to the Fund’s beneficial owners that may be caused by the acceptance of a purchase order.

* * * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger